Exhibit 1.01

USA Technologies, Inc.
Conflict Minerals Report
For The Calendar Year Ended December 31, 2015

This Conflict Minerals Report of USA Technologies, Inc. (this “Report”) has been prepared for the calendar year ended December 31, 2015 pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing the minerals specified in the Rule which are necessary to the functionality or production of those products. The specified minerals, referred to as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Certain Conflict Minerals are necessary to the functionality or production of equipment that was sold or rented to its customers during calendar year 2015. Such equipment is referred to in this Report as “Covered Products.” As a result, the Company has conducted in good faith a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine if the Conflict Minerals contained in the Covered Products originated in the “Covered Countries,” which are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

1.	Products

All of the Covered Products are manufactured for the Company by contract manufacturers. Descriptions of our Covered Products are provided below.

ePort® is the Company’s core device, which is currently being utilized in self-service, unattended markets such as vending, amusement and arcade, car wash, and various other kiosk applications. Our ePort® product facilitates cashless payments by capturing payment information and transmitting it to our network for authorization with the payment system (e.g., credit card processors). Our ePort products are available in several distinctive modular configurations, including the following:

•	The ePort Edge™, a one-piece design which is intended for those customers who require a magnetic swipe-only cashless system.
•	The ePort G-8, a two-piece design that supports traditional magnetic stripe credit/debit cards and contactless cards.
•	The ePort G-9, which has been designed to offer all the features of the G-8 plus additional new features that support expanded acceptance options, consumer engagement offerings and advanced diagnostics.

Our Company also offers energy conservation products (“Energy Misers”®) that reduce the electrical power consumption of various types of existing equipment, such as vending machines, glass front coolers and other “always-on” appliances by allowing the equipment to selectively operate in a power saving mode when the full power mode is not necessary.

2.	Reasonable Country of Origin Inquiry

The Company has conducted in good faith an RCOI regarding the Conflict Minerals contained in the Covered Products. This good faith RCOI was designed to reasonably determine whether any of the Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources.

There are third parties in the supply chain between the ultimate contract manufacturer of the Covered Products and the original sources of the Conflict Minerals contained in such Covered Products. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its contract manufacturers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

Our RCOI consisted of submitting the Conflict-Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template (“CMRT”) to our contract manufacturers in calendar year 2015. We have been informed by one of our contract manufacturers that certain of the Conflict Minerals used in the Covered Products originated in the Covered Countries.

Based on the RCOI, we were unable to determine the origin of all Conflict Minerals used in our Covered Products, the facilities used to process them, their country of origin, and their mine or location of origin. However, we have identified no information from our contract manufacturers indicating that the Conflict Minerals that are necessary to the functionality or production of our Covered Products that we contracted to manufacture during calendar year 2015 directly or indirectly financed or benefitted armed groups, as such term is defined in the Rule (“Armed Groups”), in the Covered Countries.

3.	Due Diligence Process

The Company intends to design a due diligence program for the calendar year 2016 on the source and chain of custody of the Conflict Minerals contained in the Covered Products based on the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (“Framework”). The objective of such due diligence would be to determine if the Conflict Minerals that originate in the Covered Countries benefit Armed Groups. We expect our process to be reasonably designed and performed in good faith.

In addition to conducting the due diligence described above, the Company expects to take the following steps, among others, to further mitigate the risk that the necessary Conflict Minerals finance or benefit Armed Groups in the Covered Countries: continuing to engage with contract manufacturers to obtain current, accurate and complete information about the supply chain; encouraging contract manufacturers to implement responsible sourcing and having them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and engaging in industry initiatives encouraging “conflict-free” supply chains.

The Company intends to adopt a conflict minerals policy, which would describe its commitment to minimizing the use of Conflict Minerals that finance or benefit Armed Groups. The Company intends to communicate such a policy to its contract manufacturers. We would also encourage contract manufacturers to seek conflict-free sources of Conflict Minerals that are certified as conflict-free by third-party audits such as those provided by the Conflict-Free Smelter Program (“CFSP”). If we become aware of a contract manufacturer who does not meet the expectations specified in our conflict minerals policy, we would explore the possibility of seeking alternative sources of supply for the Covered Products.

We believe that the measures set forth above would represent a reasonable effort to determine the mines or location of origin of the Conflict Minerals in our supply chain.

4.	Conclusion

After taking the measures described in Section 2 above, the Company was unable to determine whether the Covered Products qualify as “DRC conflict free,” as defined under the Rule. Accordingly, the Company has reasonably determined that each of its Covered Products is “DRC conflict undeterminable,” as defined in the Rule.